


05009423

June 28, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 069/2005**

  Subject: The amendment on the terms and conditions regarding payment methods of the Company's debentures

  Date: June 28, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.



Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 28, 2005

AIS-CP 069/2005

June 28, 2005

Re: The amendment on the terms and conditions regarding payment methods of the Company's debentures

To: The President
The Stock Exchange of Thailand

According to the offering of Advanced Info Service Public Company Limited ("the Company")'s debentures, the details of the Company's debentures are as follows:

1. Debentures of Advanced Info Service Plc. No. 1/2001, due 2006 (AIS063A)
2. Debentures of Advanced Info Service Plc. No. 3/2001, due 2006 (AIS06NA)
3. Debentures of Advanced Info Service Plc. No. 1/2002, due 2009 (AIS093A)
4. Debentures of Advanced Info Service Plc. No. 2/2002, due 2009 (AIS093B)
5. Debentures of Advanced Info Service Plc. No. 3/2002, due 2007 (AIS073A)
6. Debentures of Advanced Info Service Plc. No. 4/2002, due 2007 (AIS07OA)

The Company has considered the amendment on the terms and conditions in Section No.11 regarding payment methods of the Company's debentures as stated that the bondholders will receive payment of their interest and/or principal only by cheque. In order to increase the convenience to bondholders, the Company has also added a payment system by auto-transfer to their accounts. This amendment will not affect the bondholders' rights in any way.